UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file no. 1-11430

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MINERALS TECHNOLOGIES INC.

 622 Third Avenue
New York, New York, 10017-6707

Report of Independent Registered Public Accounting Firm

The Savings and Investment Plan Committee
 of Minerals Technologies Inc.:

We have audited the accompanying statements of net assets available for benefits of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board   (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) – December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 23, 2014

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2013	2012
Assets:
Investments, at fair value (Notes 3 & 4):
Cash equivalents	$229	$279
In securities of participating employer	38,851	28,327
In securities of unaffiliated issuers:
Common stock	17,016	14,379
Common collective funds	42,604	30,157
Pooled separate account	33,271	35,046
Mutual funds	61,145	52,790
Total investments, at fair value	193,116	160,978

Notes receivable from participants	2,710	2,800
Cash - non-interest bearing	824	602

Net assets available for benefits, before adjustment below	196,650	164,380

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts (Note 3)	(159)	(491)

Net assets available for benefits	$196,491	163,889

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,
	2013	2012
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$35,938	$20,977
Dividends	1,511	1,395
Interest	603	786

Investment income	38,052	23,158

Interest from notes receivable from participants	114	122

Contributions:
Participants	6,073	5,902
Employer	2,785	2,753

Total contributions	8,858	8,655

Total additions	47,024	31,935

Reductions from net assets attributed to:
Benefits paid to participants	14,301	16,125
Administrative expenses	121	108

Total reductions	14,422	16,233

Net increase	32,602	15,702

Net assets available for benefits:
Beginning of year	163,889	148,187
End of year	$196,491	$163,889

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2013 and 2012

(1)	Description of Plan

The following description of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by Minerals Technologies Inc. (the Plan Sponsor or Company). Employees become eligible to participate in the Plan on the date of their employment.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions

Participants may elect to contribute between 2% and 20% of eligible earnings. Contributions may be made on a before-tax basis, on an after-tax basis, or on a combined basis.  Employee contributions of the first 3% of the participant's eligible contributions will be matched 100% by the Company and the next 2% will be matched 50% by the Company.  Employee contributions in excess of 5% will not be matched. While it is the Company's intention to make matching contributions each payroll period, the Company's Board of Directors reserves the right to increase, reduce or eliminate matching contributions for any Plan Year, or for any payroll period. The Company's matching contributions are invested solely in the Company's common stock. Participants can, at any time, transfer or reallocate amounts held in the MTI Common Stock Fund to another fund under the Plan.
Employees initially eligible to participate in the plan on or after January 1, 2012 will be automatically enrolled at a 3% contribution rate.  Newly eligible participants have approximately 45 days from their initial eligibility date to choose a different pre-tax percentage, contribute on an after-tax basis or to opt not to participate in the plan.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The maximum before-tax contribution limit for participants under age 50 was $17,500 for 2013 and $17,000 for 2012.  However, a participant's contributions may be further increased or reduced based on the rules and regulations of the Internal Revenue Code (IRC). All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make pre-tax catch-up contributions in accordance with certain regulations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or loss, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are fully vested in the entire value of their accounts at the time of contribution.
Investment Options
Each participant in the Plan elects to have contributions invested in any one or a combination of the following separate investment options as of December 31, 2013:
New York Life Insurance Anchor Account III: This fund is a New York Life Insurance Company pooled separate account which invests in fixed income securities.

Aberdeen Total Return Bond Fund: This fund normally invests at least 80% of net assets in investment-grade fixed income securities issued or guaranteed by U.S. for foreign governments, supranational entities, municipalities and corporations in developed and emerging markets.

SSgA Aged Based Strategy Funds: These funds are designed to incorporate a broad range of asset classes to provide diversification of returns and risks consistent with a stated time horizon. The Strategy Funds asset mix becomes progressively more conservative over time as the strategy target date grows nearer. The strategy target dates range from 2010 to 2045. The investments are in a combination of U.S. stocks, international stocks, bonds and cash.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2013 and 2012

American Beacon Large Cap Value Fund: The fund normally invests at least 80% of assets in equity securities of large market capitalization U.S. companies.

American Funds - Fundamental Investors Fund: This fund invests primarily in common stocks and may invest significantly in securities of issuers domiciled outside the U.S. and Canada and not included in the S&P 500 Index.

Black Rock Equity Index Fund: This fund invests in the same stocks held in the S & P 500 Index.

Mainstay Balanced Fund: This fund is invested in stocks, bonds and cash equivalents.  Approximately 60% of the fund is invested in mid and large capitalization stocks, and 40% in fixed income securities and cash equivalents.

Wells Fargo Advantage Large Cap Growth Fund (Administrator Class): This fund primarily invests in large high potential growth companies in rapidly expanding industries. It may also invest up to 25% of assets in securities domiciled outside the U.S.  During 2012, Wells Fargo Advantage Large Cap Growth Fund was added to the investment option as a replacement for American Funds-The Growth Fund of America.  Amounts previously invested in the Growth Fund of America were transferred to this new fund.

SSgA Russell 2000 Index Strategy Fund: This fund is designed to match the risk and return of the Russell 2000 Index, a broadly based average of the U.S. equity market.
SSgA S&P Midcap 400 Index Strategy Fund: This fund is designed to match the risk and return of the Standard & Poor's 400 Index, a broadly based average of the U.S. equity market.

MTI Common Stock Fund: This fund invests in the Company's common stock.  The MTI Common Stock Fund is a participant-directed fund. All Company matching contributions are invested in this fund, and once deposited, the investments are participant-directed.

Pfizer Common Stock Fund: This fund invests in the common stock of Pfizer Inc.  The fund holds contributions to the Pfizer Common Stock Fund, which were transferred from Pfizer Inc. when the Plan was established.  No new contributions or transfers can be made into this fund, however, participants are allowed to transfer balances from this fund into other investment options.

Mainstay International Equity Fund: This fund invests in a broad range of international stocks traded in public markets.
TD Ameritrade Brokerage Account: This is a participant-directed brokerage account which invests primarily in a variety of publicly available mutual funds, common stock and cash and cash equivalents.
Notes Receivable from Participants

Participants may borrow from their accounts an amount up to $50,000 or 50 percent of their account balance, whichever is less. The minimum amount a participant may borrow is $1,000. The loan repayments and interest earned are allocated to each eligible investment option based upon the participant's current contribution election percentages.

Loans must be repaid over a period of not more than five years, however, if the loan is used to purchase a principal residence, the loan can be repaid over a period of not more than fifteen years. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 10.50% for both 2012 and 2013 which are fixed at the time of the loan and which are commensurate with prevailing rates as determined quarterly by the Plan administrator.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant would receive a lump-sum amount equal to the value of the participant's account.  In-service withdrawals, including hardship withdrawals, may also be made under certain circumstances.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2013 and 2012

(2)	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Asset Valuation and Income Recognition

The Plan's investments are stated at fair value.  Short-term investments are recorded at cost, which approximates fair value.  The common stock within the MTI Common Stock Fund, Pfizer Common Stock Fund, and the shares of mutual funds, including those held in the brokerage account are valued using quoted market prices.  Common collective funds and the pooled separate account are stated at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.  The value of a unit will fluctuate in response to various factors including, but not limited to, the price of the underlying shares, dividends paid, earnings and losses, and the mix of assets in the respective fund. These investments do not have a readily determinable fair value and as a practical expedient, the Fund relies on net asset values as the fair value for certain investments as of the Plan's measurement date.

The funds in the pooled separate account are invested in benefit responsive investments contracts and are presented at fair value in the statements of net assets available for benefits with a corresponding adjustment to contract value and the related investment activity is presented at contract value in the statements of changes in net assets available for benefits. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade date basis.  The net appreciation (depreciation) in fair value of investments consists of the net realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) of the fair value for the investments remaining in the Plan.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan agreement.

Payment of Benefits
Benefits are recorded when paid.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2013 and 2012
(3)	Investments
The following presents investments that represent 5 percent or more of the Plan's net assets:

(dollars and units in thousands)	December 31,
	2013	2012
MTI Common Stock Fund,
647 units and 710 units, respectively*	$38,851	$28,326

Pfizer Common Stock Fund,
556 units and 573 units, respectively	$17,016	$14,379

New York Life Insurance Anchor Account III,
33,112 units and 34,555 units, respectively **	$33,271	$35,046

American Funds - Fundamental Investors Fund,
423 units and 423 units, respectively	$21,943	$17,227

Black Rock Equity Index Fund,
1,276 units and 1,287 units, respectively	$24,785	$18,876

Mainstay Balanced Fund,
453 units and 418 units, respectively	$14,753	$12,090

Artio Total Return Bond Fund,***
-- units and 615 units, respectively	$--	$8,531

*
On November 14, 2012 the Company's Board of Directors authorized a two-for-one stock split of the Company's outstanding common stock, which was effected in the form of a 100-percent stock distribution payable on December 11, 2012 to shareholders of record on November 27, 2012.

**	Contract value as of December 31, 2013 and 2012 of the New York Life Insurance Anchor Account was $33,112 and $34,555 respectively. Amounts presented in the table reflect fair value.
***
The Artio Total Return Bond Fund was acquired and renamed the Aberdeen Total Return Bond Fund.  The plan held an investment of approximately $6,155,000 in the Aberdeen Total Return Bond Fund at December 31, 2013, which was less than 5% of the Plan's net assets.

For the years ended December 31, 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as those held during the year) appreciated  in value as follows:
1.
(dollars in thousands)	Year Ended December 31,
	2013	2012
Common stock	$16,768	$10,738
Common collective funds	8,792	4,105
Mutual funds	10,378	6,134

Total	$35,938	$20,977

The average yield of the underlying assets earned by the Plan from the New York Life Insurance Anchor Account III was 2.17% and 2.41% at December 31, 2013 and 2012, respectively. The average crediting interest rate was 1.72% and 1.97% at December 31, 2013 and 2012, respectively.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2013 and 2012

(4)	Fair Value Measurements

There is a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 or 2012.

Equity securities: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

Mutual funds:  Registered investment companies are public investment vehicles valued using net asset value ("NAV") provided by the administrator of the mutual fund. These securities are valued using quoted market prices.  The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

Common collective funds: Valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.  These are investment vehicles valued using the NAV provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. As a practical expedient, the Fund relies on net asset values as the fair value for common collective funds as of the Plan's measurement date.  There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the common collective trust funds. The NAV is classified within Level 2 of the fair value hierarchy.

Pooled separate account:  Valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.  The NAV is classified within Level 2 of the fair value hierarchy. There are no imposed redemption restrictions.

Cash equivalents: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

The following tables sets forth by level, the Plan's financial assets at fair value as of December 31, 2013 and 2012. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The method described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair value. There were no transfers between fair value levels during 2013 and 2012.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2013 and 2012

(dollars in thousands)
	Investments at Fair Value as determined by Quoted Prices in active markets (Level I)		Valuation techniques based on observable market data (Level II)		Valuation techniques incorporating information other than observable market data (Level III)	Total Investments measured at Fair Value at December 31, 2013

Cash equivalents	$229		$--		$--	$229

Common collective funds
Age-Based Funds	$--		$10,162		--	$10,162
Index Based Funds	$--		$32,442		--	$32,442

Pooled separate account	$--		$33,271		$--	$33,271

Mutual funds
Fixed income funds	$6,155		$--		$--	$6,155
Equity Funds	$33,806		$--		$--	$33,806
Growth & Income funds	$18,679		$--		$--	$18,679

Mutual funds - Participant-Directed Brokerage Account
Equity Funds –Capital Growth	$946		$--		$--	$946
Equity Funds – Current Income	$172		$--		$--	$172
Balanced Funds	$1,123	$		$		$1,123
Fixed Income Funds	$211		$--		$--	$211
Total Return Funds	$22	$		$		$22
International Funds	$31		$--		$--	$31

Total mutual funds	$61,145		$--		$--	$61,145

Common stock
Pharmaceuticals	$17,016		$--		$--	$17,016
Industrial	$38,851		$--		$--	$38,851
Total common stock	$55,867		$--		$--	$55,867
Total investments	$117,241		$75,875		$--	$193,116

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2013 and 2012

(dollars in thousands)
	Investments at Fair Value as determined by Quoted Prices in active markets (Level I)		Valuation techniques based on observable market data (Level II)		Valuation techniques incorporating information other than observable market data (Level III)	Total Investments measured at Fair Value at December 31, 2012

Cash equivalents	$279		$--		$--	$279

Common collective funds
Age-Based Funds	$--		$7,471	$		$7,471
Index Based Funds	$--		$22,686	$		$22,686

Pooled separate account	$--		$35,046		$--	$35,046

Mutual funds
Fixed income funds	$8,531		$--		$--	$8,531
Equity Funds	$26,916		$--		$--	$26,916
Growth & Income funds	$15,257		$--		$--	$15,257

Mutual funds - Participant-Directed Brokerage Account
Equity Funds –Capital Growth	$678		$--		$--	$678
Equity Funds – Current Income	$144		$--		$--	$144
Balanced Funds	$999	$		$		$999
Fixed Income Funds	$86		$--		$--	$86
Total Return Funds	$47	$		$		$47
International Funds	$132		$--		$--	$132

Total mutual funds	$52,790		$--		$--	$52,790

Common stock
Pharmaceuticals	$14,379		$--		$--	$14,379
Industrial	$28,327		$--		$--	$28,327
Total common stock	$42,706		$--		$--	$42,706
Total investments	$95,775		$65,203		$--	$160,978

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2013 and 2012

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of the Company's Board of Directors, subject to the provisions of ERISA.  Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as of the date of such termination.  No part of the assets in the investment funds established pursuant to the Plan would at any time revert to the Company.

(6)	Tax Status

The Internal Revenue Service (IRS) determined and informed the Company by a letter dated January 15, 2009, that the Plan and related Trust established thereunder are properly designed and, thus qualified and are tax exempt, respectively, within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code (IRC).  Although the Plan has been amended and restated since receiving the determination letter, the Company and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
 U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or de-recognize an asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or de-recognition of an asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax audits for years prior to 2010.

(7)	Administrative and Investment Advisor Costs

All costs of administering the Plan are paid by the Plan and amounted to $121,273 and $107,700 for the years ended December 31, 2013 and 2012, respectively. Participants are responsible for any origination and maintenance fees for each loan, and certain expenses for participating in the participant directed brokerage account. Investment advisers are reimbursed for cost incurred or receive a management fee for providing investment advisory services. Investment advisory fees and costs are deducted and reflected in the net appreciation (depreciation) in the fair value of investments on the Statements of Changes in Net Assets Available for Benefits.

(8)	Related-Party Transactions

New York Life Trust Company is Trustee and recordkeeper of the Plan. Certain Plan investments in the pooled separate account and mainstay mutual funds are managed by New York Life Investment Management LLC, an affiliate of New York Life insurance Company.

Certain Plan investments are shares of the Company's common stock, which qualify as party-in-interest transactions.
(9)	Concentration of Risks and Uncertainties

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the MTI and Pfizer common stock funds, which principally invest in securities of a single issuer.

The Plan investments include a number of investment options including MTI and Pfizer common stock and a variety of investment funds, some of which are mutual funds or common collective funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets for benefits and participant account balances. Plan investments included a variety of investment that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2013 and 2012

(10)	Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements as of December 31, 2013  and 2012, respectively, to the Form 5500 (in thousands):

	December 31,
	2013	2012
Total investments, per financial statements	$192,957	$160,487
Notes receivable from participants	2,710	2,800
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	159	491

Total investments per the Form 5500	$195,826	$163,778

The following is a reconciliation of the total net increase (decrease) in net assets available for benefits per the financial statements for the year ended December 31, 2013 and 2012, respectively, to the Form 5500 (in thousands):

	December 31,
	2013	2012
Total net increase per the financial statements	$32,602	$15,702
Adjustment from contract value to fair value for fully benefit-
responsive investment contracts - current year	159	491

Adjustment from contract value to fair value for fully benefit-
responsive investment contracts - prior year	(491)	341

Total net income per the Form 5500	$32,270	$16,534

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013
 (in thousands)

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	Cash Equivalents:
	TD Ameritrade Participant-Directed Brokerage Account	various money market accounts		$229	$229

	Pooled Separate Account:

*	New York Life Insurance Anchor Acct III	33,112	units	$33,112	$33,271

	Common Collective Funds:

	Age Based 2010 Strategy
	SSgA Age Based 2010 Strategy Fund	11	units	$214	$256

	Age Based 2015 Strategy
	SSgA Age Based 2015 Strategy
	Non-Lending Fund	100	units	$1,373	$1,558

	Age Based 2020 Strategy
	SSgA Age Based 2020 Strategy
	Lending Fund	74	units	$2,032	$2,567
	Age Based 2025 Strategy
	SSgA Age Based 2025 Strategy Fund	183	units	$2,350	$2,981

	Age Based 2030 Strategy
	SSgA Age Based 2030 Strategy Fund	22	units	$832	$987

	Age Based 2035 Strategy
	SSgA Age Based 2035 Strategy Fund	50	units	$631	$803

	Age Based 2040 Strategy
	SSgA Age Based 2040 Strategy Fund	6	units	$261	$319

	Age Based 2045 Strategy
	SSgA Age Based 2045 Strategy Fund	36	units	$478	$590

	Black Rock Equity Index Fund	1,276	units	$16,879	$24,785

	SSgA Russell 2000 Index Strategy Fund	78	units	$2,593	$3,309

	SSgA S&P Midcap 400 Index Strategy Fund	62	units	$3,295	$4,348

	Age Based Lifetime Strategy
	SSgA Age Based Lifetime Income Strategy Fund	7	units	$89	$101

	Total Common Collective Funds			$31,027	$42,604

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	Mutual Funds:

	American Beacon Large Cap Value Fund	136	units	$2,850	$3,705

	Aberdeen Total Return Bond Fund	469	units	$6,463	$6,155

	American Funds - Fundamental Investors Fund	423	units	$16,946	$21,943

*	Mainstay Balanced Fund	453	units	$12,475	$14,753

	Wells Fargo Advantage Large Cap Growth Fund	88	units	$3,026	$3,926

*	Mainstay International Equity Fund	600	units	$8,431	$8,158

	Mutual Fund Window
	TD Ameritrade Participant-Directed Brokerage Account -	various mutual fund investments		$2,505	$2,505

	Total Mutual Funds			$52,696	$61,145

	Common Stock:

*	MTI Common Stock Fund
	Minerals Technologies Inc.
	Common Stock	647	units	$19,813	$38,851

	Pfizer Common Stock Fund
	Pfizer Inc. Common Stock	556	units	$13,522	$17,016
	Total Common Stock			$33,335	$55,867

*	Notes receivable from participants	311 loans to participants with interest rates of 4.25% to 10.5% with various maturity dates through 2028		$-	$2,710
	Total				$195,826

* Parties in interest, as defined by ERISA.

 See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee, which administers the Minerals Technologies Inc. Savings and Investment Plan, have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Minerals Technologies Inc. Savings and Investment Plan

By:	/s/ Douglas Dietrich
Douglas Dietrich Senior Vice President - Finance and Treasury, Chief Financial Officer Member, Minerals Technologies Inc. Savings and Investment Plan Committee

Date:   June 23, 2014